Exhibit 99.1

Sinovac Biotech Increases Ownership Position in its Operating Subsidiary Sinovac Beijing

Beijing – September 22, 2008 – Sinovac Biotech Ltd. (Amex: SVA), a leading developer and provider of vaccines in China, today announced the increase of its ownership position in Sinovac Biotech Co., Ltd. (or Sinovac Beijing), its Beijing-based subsidiary and main operating entity. Sinovac increased its shareholding position to 73.09% from 71.56% through a capital increment from undistributed dividends generated by Sinovac Beijing. The legal documents for the capital increment have been executed. It will be followed by the other formalities in compliance with related regulations in China, which are expected to be completed shortly.

Mr. Weidong Yin, President and CEO, commented, “By increasing our ownership stake in our profitable operating subsidiary, we will increase the portion of the operating income that we retain as net income by reducing the minority interest percentage recorded each reporting period.  We will continue to explore opportunities to further increase our shareholding position in Sinovac Beijing.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information:

Helen G. Yang
Sinovac Biotech Ltd.
Phone: +86-10-82890088 Ext. 871
Fax: +86-10-62966910
Email: info@sinovac.com

Investors/Media:
Stephanie Carrington/Janine McCargo
The Ruth Group
(646) 536-7017/7033
scarrington@theruthgroup.com
jmccargo@theruthgroup.com